  Exhibit 99.1

PRESS RELEASE

OCTOBER 23, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TO RELEASE 2019 THIRD QUARTER RESULTS ON OCTOBER 30

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties” or “Sandstorm”) (NYSE American: SAND, TSX: SSL) will release its 2019 third quarter results on Wednesday, October 30, 2019 after markets close.

A conference call will be held on Thursday, October 31, 2019 starting at 8:30am PDT to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 201 389 0899
North American Toll-Free: (+1) 877 407 0312
Conference ID: 13695911
Webcast URL: https://bit.ly/2W31dcw

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM (FORGAARD) BERGEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 189 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

TSX: SSL	NYSE AMERICAN: SAND